SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2006

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.
(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

RELEASE

     Portugal Telecom informs on proposal for the
election of the corporate bodies for the 2006/2008 term of office

Lisbon, Portugal, March 13, 2006 — Portugal Telecom informs that it has received from its shareholders Banco Espírito Santo, S.A. and Caixa Geral de Depósitos, S.A. the following joint proposal to be submitted to the Annual General Meeting in relation to the appointment of the corporate bodies for 2006/2008 term of office.

Shareholders Meeting Board
Chairman:	- António Manuel da Rocha e Menezes Cordeiro
Vice-Chairman:	- Jorge Luís Seromenho Gomes de Abreu
Secretary:	- Luís Manuel da Costa de Sousa de Macedo

Board of Directors
Chairman:	- Henrique Manuel Fusco Granadeiro*
Directors:	- Zeinal Abedin Mahomed Bava*
- Rodrigo Jorge de Armindo Costa*
- Luís Miguel da Fonseca Pacheco de Melo*
- João Pedro Amadeu Baptista*
- António Aleixo Claudino Caria*
- Rui Pedro Barroso Soares*
- Franquelim Garcia Alves
- António Pedro de Carvalho Viana Baptista
- Fernando Henrique Viana Soares Carneiro
- Henrique José Monteiro Chaves
- Luís Filipe Rolim de Azevedo Coutinho
- João Manuel de Mello Franco
- Joaquim Aníbal Brito Freixial de Goês
- Fernando Abril-Martorell Hernandez
- Gerald Stephen McGowan
- Amílcar Carlos Ferreira de Morais Pires
- Francisco Teixeira Pereira Soares
- Jorge Humberto Correia Tomé
- Armando António Martins Vara
- Thomaz de Mello Paes de Vasconcellos

* Members of the Executive Committee, subject to approval by the proposed Board of Directors, following the respective appointment at the General Meeting. The Chairman of the Board of Director will simultaneously be the Chairman of the Executive Committee.

Audit Board
Chairman:	- Pedro João Reis de Matos Silva
Members:	- Gonçalo Vaz Botelho
- Ascensão, Gomes, Cruz & Associados, Sociedade de Revisores Oficiais
de Contas, represented by Mário João de Matos Gomes
Deputy Member:	- José Vieira dos Reis

Compensation Committee
Chairman:	- António Manuel da Rocha e Menezes Cordeiro
- Manuel Alves Monteiro
- João Manuel de Mello Franco

This information is also available on PT's IR website http://ir.telecom.pt.

Contact:	Nuno Prego, Investor Relations Director
nuno.prego@telecom.pt

Portugal Telecom
Tel.: +351 21 500 1701
Fax: +351 21 500 0800

Portugal Telecom is listed on the Euronext and New York Stock Exchanges. Information may be accessed on the Reuters 2000 Service under the symbols PTC.LS and PT and on
Bloomberg under the symbol PTC PL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 13, 2006

PORTUGAL TELECOM, SGPS, S.A.

By:	/S/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.